Morgan

The Morgan Crucible Company plc

5th November 2003

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

Office of International Corporate Fi[redacted]
Division of Corporation Finance
Securities and Exchange Commissio
450 Fifth Street, N.W.
Washington, DC 20549

03037231

Re: <u>The Morgan Crucible Company plc – File No. 82-3387</u>

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
NOV 07 2003
WASH. D.C. 105 SECTION

David Coker
Company Secretary

Enclosure

Registered Office as above
Registered in England No 286773
K:\Stock Exchange Announcements\SEC Filing Letter.doc

communicate RNS

Full Text Announcement

Other Announcements from this Company

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	16:04 4 Nov 2003
Number	6724R

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
Schroder Investment Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Beneficial and non-beneficial interest of the shareholder named in 2 and its subsidiaries.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:
Chase Nominees Limited A/C 03886 677,000 shares; Chase Nominees Limited 983,364 shares; Chase Manhattan Bank 553,800 shares; Nutraco Nominees Ltd A/C GWPPMPS 245,110 shares; HSBC Global Custody Nominee (UK) Ltd 219,125 shares; State Street Nominees Limited A/C 5H57 890,400 shares; Morgan Nominees Ltd A/C CCC 372,000 shares; Morgan Nominees Ltd 1,179,292 shares; Bank of New York 1,397,000 shares; Morgan Nominees Ltd a/c 8002255 2,265,200 shares; Nortrust Nominees Limited 4,995,297 shares; Schroder Nominees Limited 7,462,896 shares; Chase Nominees Limited 4,473,309 shares.

5) Number of shares/amount of stock acquired:
N/A

6) Percentage of issued class:
N/A

7) Number of shares/amount of stock disposed:
N/A

8) Percentage of issued class:
N/A

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
Not known

11) Date company informed:
Faxed letter dated 4/11/03 received 4/11/03.

12) Total holding following this notification:
25,713,793 shares

13) Total percentage holding of issued class following this notification:
11.081%

14) Any additional information:
Not known

15) Name of contact and telephone number for queries:
Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker

17) Date of notification:
4th November 2003

END